Brian H.Blaney
Tel. 602.445.8322
Fax. 602.445.8603
BlaneyB@gtlaw.com
February 5, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christy Adams

Re:	Syntax-Brillian Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed November 22, 2006
File No. 333-134774

Form 10-Q for the Quarter Ended September 30,2006
Filed November 9, 2006
File No. 0-50289
Dear Ms. Adams:
     Pursuant to your voicemail to me on February 2, 2007, on behalf of Syntax-Brillian Corporation (the “Company”), we are responding to the questions you posed in that message. Specifically, you have asked for an explanation of the charge to Other Accounts for the quarter ended December 31, 2005. Additionally, you have asked if the write-offs for inventory reserves are component specific as well as for a better explanation of the definition of “write-off.
     The charge to Other Accounts of $4.2 million for the quarter ended December 31, 2005 represents the inventory reserve, primarily for excess and obsolete inventory, recorded in the accounting records of Brillian at the date of the merger between Syntax and Brillian. Since the acquisition was accounted for as a reverse merger, the $4.2 million was recorded as part of the purchase accounting entry and, therefore, did not impact the Statement of Operations.
     Prior to the merger between Syntax and Brillian, the provisions in the Statement of Operations for inventory valuation related primarily to lower of cost or market issues. The Company performs the lower of cost or market test and records any necessary provision at the end of each quarter. The entry to record the lower of cost or market provision is then reversed on the first day of the subsequent quarter. The reversal of this provision in the subsequent quarter shows up in the roll-forward of the inventory reserve as a write-off. Thus, the inventory

Greenberg Traurig, LLP | Attorneys at Law | 2375 East Camelback Road, Suite 700 | Phoenix, Arizona 85016 | Tel. 602.445.8000 | Fax 602.445.8100

Securities and Exchange Commission
February 5, 2007

write-offs that relate to lower of cost or market issues represent the reversal of the previous quarter’s provision and are not component specific. However, the end result is not materially different than if it were done on a component specific basis. This method assumes that all inventory is sold during the subsequent quarter. This is most often the case. However, if any of the inventory is not sold by the end of the subsequent quarter, it becomes subject to the same lower of cost or market test at that time.
* * * * *
     We express our appreciation for your continued review of the Company’s filings. If you have any questions regarding this information, please do not hesitate to contact Wayne A. Pratt, the Company’s Chief Financial Officer, at (602) 389-8797 or me at (602) 445-8322.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney
For the Firm

cc:	Wayne A. Pratt
Greenberg Traurig, LLP